Exhibit 99.1

Cellectis Hosts World’s First Gene Edited Dinner in NYC

NEW YORK--(BUSINESS WIRE)--October 31, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that the Company, along with its agricultural biotech subsidiary, Calyxt, hosted the world’s first dinner made with gene edited foods.

The dinner held on Thursday, Oct. 20, 2016 in New York required a six-month preparation time entrusted to The Lab-Ducasse Conseil’s chefs and experts with a series of trials where the ingredients were cooked and tasted in a variety of ways.

Attendees included university professors, doctors, reporters, celebrities, entrepreneurs and key opinion leaders.

The six-course dinner was comprised of a variety of foods that incorporated a selection of Calyxt’s recently harvested gene edited high-oleic soybeans and potatoes. The dinner featured Tofu and soy burgers, Hummus soy, gilt-headbream, lemon, Oven-baked potato pie or Soy with marinated fish and caviar, among other dishes. Calyxt uses its innovative TALEN® technology to create foods with healthier characteristics by making precise deletions in a crop’s DNA, without adding any foreign DNA.

“This dinner – truly a meal of the 21st century – marks a groundbreaking milestone for both Cellectis and Calyxt,” said Dr. André Choulika, Cellectis CEO and Calyxt president. “It not only represents a historic moment for the food, agriculture and biotech industries but also for people all over the world who are in search of an answer to address some of the biggest health issues in today’s society. This meal is a clear indicator of how gene editing will ultimately transform what we put on our plates in the near future. This was the first harvest dinner, and millions of people will be able to experience these same foods in the near future.”

“Gene editing holds an immense potential to improve lives and nutrition while minimizing our environmental footprint through the foods that we produce and eat,” added Federico Tripodi, Calyxt CEO. “We believe that Calyxt’s high-quality food ingredients will meet the challenges that are related to sustainable growth and climate change, while simultaneously addressing societal issues like obesity, diabetes and high cholesterol / blood pressure. The possibilities are endless; every day, consumers are increasingly mindful of the foods that they eat, and our products will be developed to help families meet those needs. This dinner was the first step to achieving this reality and positively impacting consumers’ lives in the months and years to come.”

Photos from the meal and the full menu are available upon request.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

About Calyxt

Calyxt, Inc. is a fast-growing, consumer-oriented ag company that utilizes its innovative, patented TALEN® technology to usher in a new era of agriculture and develop crop products with healthier characteristics for consumers – all the while helping farmers and food and agriculture industries reduce their environmental footprints in the context of climate change. Calyxt believes that agricultural technologies can have a profound, positive impact on humanity and is looking to engage those who share this passion for food and agriculture. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com